UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2016

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By: /s/ Pierre Dulin

Name: Pierre Dulin
Title: General Manager

NOTA: LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLADEX INVESTIMENTOS LTDA., BLX SOLUCIONES S.A. DE C.V.., Y BLADEX DEVELOPMENT CORP.., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDA SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA. PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION. LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

14 de junio 2016
BALANCE DE SITUACION
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DE DICIEMBRE 2015 A ABRIL 2016
(En Miles de Balboas) *

			2015	2016
	Variación Absoluta	%	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre
ACTIVOS LIQUIDOS	-490,302.59	-37.74	1,299,034.89	892,546.55	924,471.12	767,927.49	808,732.30	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Depósitos Locales en Bancos	1,133.17	640.81	176.83	40,310.48	40,636.82	1,236.66	1,310.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	1,133.17	640.81	176.83	40,310.48	40,636.82	1,236.66	1,310.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Depósitos Extranjeros en Bancos	-491,437.85	-37.84	1,298,852.15	852,226.45	883,827.33	766,683.18	807,414.31	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	-461,437.85	-36.95	1,248,852.15	812,226.45	853,827.33	726,683.18	787,414.31	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	-30,000.00	-60.00	50,000.00	40,000.00	30,000.00	40,000.00	20,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros	2.09	35.44	5.90	9.62	6.97	7.65	8.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
CARTERA CREDITICIA	-341,142.19	-5.11	6,670,969.15	6,389,073.70	6,526,540.32	6,510,557.73	6,329,826.96	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-31,546.20	-6.83	462,190.09	444,746.94	411,776.20	407,842.64	430,643.89	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-307,611.93	-4.94	6,229,559.37	5,965,107.70	6,131,205.94	6,125,479.46	5,921,947.44	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Menos Provisiones	1,984.06	9.55	20,780.32	20,780.94	16,441.82	22,764.37	22,764.37	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	1,984.06	9.55	20,780.32	20,780.94	16,441.82	22,764.37	22,764.37	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
INVERSIONES EN VALORES	-66,753.70	-21.28	313,622.15	335,756.20	348,312.68	340,797.29	246,868.45	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-3,003.41	-7.81	38,460.52	38,371.03	38,355.83	38,456.32	35,457.11	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-63,776.79	-23.13	275,687.29	297,910.82	310,482.50	302,840.12	211,910.50	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Menos Provisiones	-26.50	-5.04	525.65	525.65	525.65	499.15	499.15	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	177.97	0.00	0.00	0.00	0.00	225.11	177.97	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-204.47	-38.90	525.65	525.65	525.65	274.04	321.19	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTROS ACTIVOS	8,748.69	9.60	91,133.02	133,252.45	121,184.73	137,422.91	99,881.71	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	9,355.04	46.43	20,149.13	25,864.99	28,361.67	39,331.86	29,504.17	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-606.35	-0.85	70,983.89	107,387.46	92,823.06	98,091.04	70,377.54	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL DE ACTIVOS	-889,449.79	-10.62	8,374,759.21	7,750,628.90	7,920,508.84	7,756,705.41	7,485,309.42	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
DEPOSITOS	284,121.73	10.16	2,795,469.21	2,723,372.17	3,198,593.02	3,073,378.32	3,079,590.94	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-45,216.42	-9.72	465,214.34	457,663.88	453,808.06	456,340.80	419,997.92	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	-4,245.89	-3.00	141,605.19	131,024.78	131,165.23	137,710.47	137,359.30	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	-9,245.89	-79.67	11,605.19	11,024.78	11,165.23	2,710.47	2,359.30	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	5,000.00	3.85	130,000.00	120,000.00	120,000.00	135,000.00	135,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	-40,970.53	-12.66	323,609.15	326,639.10	322,642.83	318,630.32	282,638.62	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	-15.00	-100.00	15.00	15.00	15.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	-40,955.53	-12.66	323,594.15	326,624.10	322,627.83	318,630.32	282,638.62	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	329,338.16	14.13	2,330,254.86	2,265,708.29	2,744,784.96	2,617,037.52	2,659,593.02	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	146,408.04	70.16	208,688.80	153,196.61	358,499.31	392,688.98	355,096.85	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	-2,446.52	-5.93	41,286.50	36,220.90	55,673.18	25,050.83	38,839.98	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	148,854.57	88.92	167,402.30	116,975.71	302,826.14	367,638.15	316,256.87	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	182,930.12	8.62	2,121,566.06	2,112,511.67	2,386,285.65	2,224,348.54	2,304,496.18	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	-69,281.47	-36.29	190,932.34	122,166.90	98,689.16	95,884.29	121,650.87	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	252,211.58	13.06	1,930,633.72	1,990,344.77	2,287,596.49	2,128,464.25	2,182,845.30	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OBLIGACIONES	-1,170,723.46	-26.41	4,433,271.29	3,833,864.66	3,556,252.59	3,511,966.57	3,262,547.83	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-1,170,723.46	-26.41	4,433,271.29	3,833,864.66	3,556,252.59	3,511,966.57	3,262,547.83	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTROS PASIVOS	-8,481.52	-9.43	89,977.30	129,117.01	103,453.31	105,485.96	81,495.78	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-1,848.89	-16.85	10,970.40	11,612.63	12,039.19	12,543.43	9,121.51	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-6,632.63	-8.39	79,006.90	117,504.38	91,414.12	92,942.53	72,374.27	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
PATRIMONIO	5,633.46	0.53	1,056,041.41	1,064,275.06	1,062,209.92	1,065,874.57	1,061,674.87	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Capital	1,170.51	0.36	326,688.69	327,015.00	327,223.98	327,347.30	327,859.20	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Reservas de Capital	-0.27	0.00	95,210.42	95,210.15	95,210.15	95,210.15	95,210.15	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otras Reservas	4,360.41	3.93	110,933.49	109,479.69	122,017.10	115,895.02	115,293.90	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Provisiones Dinámicas	0.00	0.00	105,035.79	105,035.79	105,035.79	105,035.79	105,035.79	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otras Reservas	4,360.41	73.93	5,897.71	4,443.90	16,981.31	10,859.24	10,258.12	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Utilidad de Periodos Anteriores	70,028.46	16.49	424,597.16	531,868.12	508,513.51	509,653.63	494,625.62	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Utilidad de Periodo	-75,505.18	-70.39	107,269.92	12,679.93	20,403.57	22,999.72	31,764.74	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Ganancia o Perdida en Valores Disponible para la venta	5,579.52	-64.44	-8,658.27	-11,977.81	-11,158.40	-5,231.25	-3,078.75	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Deuda Subordinada	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
PASIVO Y PATRIMONIO	-889,449.79	-10.62	8,374,759.21	7,750,628.90	7,920,508.84	7,756,705.41	7,485,309.42	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.

(sitioweb: http://www.superbancos.gob.pa).

NOTA: LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLADEX INVESTIMENTOS LTDA., BLX SOLUCIONES S.A DE C.V., BLADEX DEVELOPMENT CORP.., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDA SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA. PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION. LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

ESTADO DE RESULTADO	14 de junio 2016
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DE DICIEMBRE 2015 A ABRIL 2016
(En Miles de Balboas) *

	2015	2016
	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre	Acumulado
Ingresos Por Intereses	220,032.44	20,528.30	19,665.01	20,965.65	19,936.39	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	81,095.34
Préstamos	209,578.80	19,443.48	18,763.59	20,046.16	19,217.98	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	77,471.20
Depósitos	2,050.08	448.29	267.74	455.16	263.54	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,434.72
Inversiones	8,403.57	636.53	633.69	464.33	454.87	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,189.42
Arrendamiento Financiero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros Ingresos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Egresos de Operaciones	75,135.71	7,330.17	6,821.72	7,564.85	7,359.57	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	29,076.30
Intereses Pagados	74,833.21	7,308.84	6,796.98	7,533.95	7,337.49	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	28,977.26
Comisiones	302.50	21.32	24.74	30.90	22.08	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	99.04
Ingreso Neto de Intereses	144,896.73	13,198.13	12,843.29	13,400.79	12,576.82	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	52,019.04
Otros Ingresos	224,543.26	21,106.86	11,743.58	29,905.61	20,784.61	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	83,540.66
Comisiones	19,399.94	831.69	766.21	842.14	746.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	3,186.03
Operaciones con Divisas	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividendos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros ingresos	205,143.32	20,275.17	10,977.37	29,063.47	20,038.61	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	80,354.62
Ingresos de Operaciones	369,440.00	34,304.99	24,586.87	43,306.40	33,361.43	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	135,559.69
Egresos Generales	249,967.95	21,625.06	16,863.23	39,479.97	24,596.41	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	102,564.67
Gastos Administrativos	32,523.49	1,865.95	2,010.08	3,736.45	3,164.37	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	10,776.84
Gastos Generales	8,075.80	476.10	519.98	899.01	879.98	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,775.08
Gastos de Depreciación	1,940.45	150.69	142.73	142.72	142.11	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	578.26
Otros Gastos	207,428.21	19,132.32	14,190.45	34,701.79	20,409.94	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	88,434.50
Utilidad antes de Provisiones	119,472.05	12,679.93	7,723.64	3,826.43	8,765.02	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	32,995.02
Provisiones por Cuentas Malas	12,216.81	0.00	0.00	1,230.28	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,230.28
Utilidad del Periodo	107,255.24	12,679.93	7,723.64	2,596.15	8,765.02	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	31,764.74

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.

(sitioweb: http://www.superbancos.gob.pa).

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA, BLADEX INVESTIMENTOS LTDA., BLX SOLUCIONES S.A. DE C.V.., AND BLADEX DEVELOPMENT CORP.., AS REQUIRED BY THE LAWS AND REGULATIONS APPLICABLE TO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. ("BLADEX") IN PANAMA, COUNTRY OF INCORPORATION WHERE BLADEX IS REGULATED AS A BANK WITH A GENERAL LICENSE . WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR. THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

June 14, 2016
BALANCE SHEET
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DECEMBER 2015 - APRIL 2016
(In Thousand Balboas) *

			2015	2016
	Absolute Variation	%	December	January	February	March	April	May	June	July	August	September	October	November	December
LIQUID ASSETS	-490,302.59	-37.74	1,299,034.89	892,546.55	924,471.12	767,927.49	808,732.30	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local Deposits in Banks	1,133.17	640.81	176.83	40,310.48	40,636.82	1,236.66	1,310.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Demand	1,133.17	640.81	176.83	40,310.48	40,636.82	1,236.66	1,310.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign Deposits in Banks	-491,437.85	-37.84	1,298,852.15	852,226.45	883,827.33	766,683.18	807,414.31	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Demand	-461,437.85	-36.95	1,248,852.15	812,226.45	853,827.33	726,683.18	787,414.31	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	-30,000.00	-60.00	50,000.00	40,000.00	30,000.00	40,000.00	20,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Others	2.09	35.44	5.90	9.62	6.97	7.65	8.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
CREDIT PORTFOLIO	-341,142.19	-5.11	6,670,969.15	6,389,073.70	6,526,540.32	6,510,557.73	6,329,826.96	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	-31,546.20	-6.83	462,190.09	444,746.94	411,776.20	407,842.64	430,643.89	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-307,611.93	-4.94	6,229,559.37	5,965,107.70	6,131,205.94	6,125,479.46	5,921,947.44	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Less Allowance	1,984.06	9.55	20,780.32	20,780.94	16,441.82	22,764.37	22,764.37	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	1,984.06	9.55	20,780.32	20,780.94	16,441.82	22,764.37	22,764.37	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
INVESTMENT SECURITIES	-66,753.70	-21.28	313,622.15	335,756.20	348,312.68	340,797.29	246,868.45	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	-3,003.41	-7.81	38,460.52	38,371.03	38,355.83	38,456.32	35,457.11	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-63,776.79	-23.13	275,687.29	297,910.82	310,482.50	302,840.12	211,910.50	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Less Allowance	-26.50	-5.04	525.65	525.65	525.65	499.15	499.15	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	177.97	0.00	0.00	0.00	0.00	225.11	177.97	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-204.47	-38.90	525.65	525.65	525.65	274.04	321.19	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTHER ASSETS	8,748.69	9.60	91,133.02	133,252.45	121,184.73	137,422.91	99,881.71	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	9,355.04	46.43	20,149.13	25,864.99	28,361.67	39,331.86	29,504.17	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-606.35	-0.85	70,983.89	107,387.46	92,823.06	98,091.04	70,377.54	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL ASSETS	-889,449.79	-10.62	8,374,759.21	7,750,628.90	7,920,508.84	7,756,705.41	7,485,309.42	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
DEPOSITS	284,121.73	10.16	2,795,469.21	2,723,372.17	3,198,593.02	3,073,378.32	3,079,590.94	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	-45,216.42	-9.72	465,214.34	457,663.88	453,808.06	456,340.80	419,997.92	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	-4,245.89	-3.00	141,605.19	131,024.78	131,165.23	137,710.47	137,359.30	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Demand	-9,245.89	-79.67	11,605.19	11,024.78	11,165.23	2,710.47	2,359.30	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	5,000.00	3.85	130,000.00	120,000.00	120,000.00	135,000.00	135,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	-40,970.53	-12.66	323,609.15	326,639.10	322,642.83	318,630.32	282,638.62	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Demand	-15.00	-100.00	15.00	15.00	15.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	-40,955.53	-12.66	323,594.15	326,624.10	322,627.83	318,630.32	282,638.62	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	329,338.16	14.13	2,330,254.86	2,265,708.29	2,744,784.96	2,617,037.52	2,659,593.02	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	146,408.04	70.16	208,688.80	153,196.61	358,499.31	392,688.98	355,096.85	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Demand	-2,446.52	-5.93	41,286.50	36,220.90	55,673.18	25,050.83	38,839.98	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	148,854.57	88.92	167,402.30	116,975.71	302,826.14	367,638.15	316,256.87	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	182,930.12	8.62	2,121,566.06	2,112,511.67	2,386,285.65	2,224,348.54	2,304,496.18	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Demand	-69,281.47	-36.29	190,932.34	122,166.90	98,689.16	95,884.29	121,650.87	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	252,211.58	13.06	1,930,633.72	1,990,344.77	2,287,596.49	2,128,464.25	2,182,845.30	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
BORROWINGS	-1,170,723.46	-26.41	4,433,271.29	3,833,864.66	3,556,252.59	3,511,966.57	3,262,547.83	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-1,170,723.46	-26.41	4,433,271.29	3,833,864.66	3,556,252.59	3,511,966.57	3,262,547.83	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTHER LIABILITIES	-8,481.52	-9.43	89,977.30	129,117.01	103,453.31	105,485.96	81,495.78	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	-1,848.89	-16.85	10,970.40	11,612.63	12,039.19	12,543.43	9,121.51	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-6,632.63	-8.39	79,006.90	117,504.38	91,414.12	92,942.53	72,374.27	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
STOCKHOLDERS´ EQUITY	5,633.46	0.53	1,056,041.41	1,064,275.06	1,062,209.92	1,065,874.57	1,061,674.87	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Capital	1,170.51	0.36	326,688.69	327,015.00	327,223.98	327,347.30	327,859.20	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Capital Reserves	-0.27	0.00	95,210.42	95,210.15	95,210.15	95,210.15	95,210.15	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Reserves	4,360.41	3.93	110,933.49	109,479.69	122,017.10	115,895.02	115,293.90	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dynamic Provision	0.00	0.00	105,035.79	105,035.79	105,035.79	105,035.79	105,035.79	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Reserves	4,360.41	73.93	5,897.71	4,443.90	16,981.31	10,859.24	10,258.12	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Retained Earnings	70,028.46	16.49	424,597.16	531,868.12	508,513.51	509,653.63	494,625.62	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Net Income	-75,505.18	-70.39	107,269.92	12,679.93	20,403.57	22,999.72	31,764.74	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Gain or Loss in Securities available for sale	5,579.52	-64.44	-8,658.27	-11,977.81	-11,158.40	-5,231.25	-3,078.75	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Subordinated Debt	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
LIABILITIES AND STOCKHOLDER'S EQUITY	-889,449.79	-10.62	8,374,759.21	7,750,628.90	7,920,508.84	7,756,705.41	7,485,309.42	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama

(website: http://www.superbancos.gob.pa).

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLADEX INVESTIMENTOS LTDA., BLX SOLUCIONES S.A. DE C.V.., AND BLADEX DEVELOPMENT CORP.., AS REQUIRED BY THE LAWS AND REGULATIONS APPLICABLE TO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. ("BLADEX") IN PANAMA, COUNTRY OF INCORPORATION WHERE BLADEX IS REGULATED AS A BANK WITH A GENERAL LICENSE . WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR. THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

June 14, 2016
INCOME STATEMENT
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DECEMBER 2015 - APRIL 2016
(In Thousand Balboas) *

	2015	2016
	December	January	February	March	April	May	June	July	August	September	October	November	December	Year to date
Interest Income	220,032.44	20,528.30	19,665.01	20,965.65	19,936.39	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	81,095.34
Loans	209,578.80	19,443.48	18,763.59	20,046.16	19,217.98	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	77,471.20
Deposits	2,050.08	448.29	267.74	455.16	263.54	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,434.72
Investments	8,403.57	636.53	633.69	464.33	454.87	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,189.42
Financial Leases	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Interest Expense	75,135.71	7,330.17	6,821.72	7,564.85	7,359.57	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	29,076.30
Interest	74,833.21	7,308.84	6,796.98	7,533.95	7,337.49	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	28,977.26
Commissions	302.50	21.32	24.74	30.90	22.08	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	99.04
Net Interest Income	144,896.73	13,198.13	12,843.29	13,400.79	12,576.82	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	52,019.04
Other Income	224,543.26	21,106.86	11,743.58	29,905.61	20,784.61	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	83,540.66
Commissions	19,399.94	831.69	766.21	842.14	746.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	3,186.03
Foreign currency operations	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividends	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	205,143.32	20,275.17	10,977.37	29,063.47	20,038.61	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	80,354.62
Operating Income	369,440.00	34,304.99	24,586.87	43,306.40	33,361.43	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	135,559.69
Operating Expenses	249,967.95	21,625.06	16,863.23	39,479.97	24,596.41	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	102,564.67
Administrative expenses	32,523.49	1,865.95	2,010.08	3,736.45	3,164.37	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	10,776.84
General expenses	8,075.80	476.10	519.98	899.01	879.98	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,775.08
Depreciation	1,940.45	150.69	142.73	142.72	142.11	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	578.26
Other expenses	207,428.21	19,132.32	14,190.45	34,701.79	20,409.94	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	88,434.50
Net Income before provision for loan losses	119,472.05	12,679.93	7,723.64	3,826.43	8,765.02	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	32,995.02
Provision for loan losses	12,216.81	0.00	0.00	1,230.28	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,230.28
Net Income	107,255.24	12,679.93	7,723.64	2,596.15	8,765.02	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	31,764.74

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama

(website: http://www.superbancos.gob.pa).